CUSIP No. 88770Q105	Page 1 of 18 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Tintri, Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

88770Q105
(CUSIP Number)

Blair Flicker
General Counsel
Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
212-230-9200

With a copy to:
Gordon R. Caplan
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88770Q105	Page 2 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,309,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,309,127
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,127
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON PN

(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s common stock (“Common Stock”) beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 3 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,721,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,721,218
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,218
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14		TYPE OF REPORTING PERSON CO

(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s common stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 4 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Holdings Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,335,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,335,075
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,335,075
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (1)
14		TYPE OF REPORTING PERSON OO

(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 5 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Trinity, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,613,857
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,613,857
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON PN
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 6 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Trinity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,613,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,613,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON OO
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 7 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,613,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,613,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON OO
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 8 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Cayman) VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 597,304
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,304
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14		TYPE OF REPORTING PERSON PN
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 9 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Delaware) VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 732,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 732,380
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,380
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (1)
14		TYPE OF REPORTING PERSON PN
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 10 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,407
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,407
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14		TYPE OF REPORTING PERSON PN
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 11 of 18 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,721,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,721,218
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,218
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14		TYPE OF REPORTING PERSON PN
(1) Based on the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 30,910,806 shares of Common Stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.

CUSIP No. 88770Q105	Page 12 of 18 Pages

EXPLANATORY NOTE
This Schedule 13D is being filed with the Securities and Exchange Commission (“SEC”) on behalf of the Reporting Persons (as defined below).  In connection with the initial public offering of the Issuer (as defined below), the Reporting Persons have acquired beneficial ownership of more than 2% of the Shares (as defined below) of the Issuer during the preceding twelve months and, accordingly, are reporting beneficial ownership of the Shares on this Schedule 13D in lieu of reporting beneficial ownership of the Shares on a Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934 (the “Act”).
Item 1.   Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.00005 per share (the “Shares”), issued by Tintri, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 303 Ravendale Drive, Mountain View, California 94043.
Item 2.   Identity and Background.
The persons filing this Schedule 13D are Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“IVP VIII”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company  (“IVPA VIII, Ltd.”), Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”), Star Trinity, LP, a Delaware limited partnership (“ST LP”), Star Trinity GP, LLC, a Delaware limited liability company (“ST GP”), Insight Venture Management, L.L.C., a Delaware limited liability company (“IVM”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership (“IVP Delaware VIII”), Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP VIII Co-Investors”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (“IVPA VIII, L.P.” and collectively with the foregoing entities in this paragraph, the “Reporting Persons”). The principal business address of the Reporting Persons and the Scheduled Persons (as defined below) is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
The general partner of each of IVP Delaware VIII, IVP VIII, IVP Cayman VIII and IVP VIII Co-Investors (collectively, the “Insight VIII Funds”) is IVPA VIII, L.P., the general partner of which is IVPA VIII, Ltd., the sole shareholder of which is Holdings.  The general partner of ST LP is ST GP, the sole member of which is IVM, the sole member of which is Holdings. Holdings is managed by a five-person Board of Managers.
Schedule A hereto sets forth each of the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.
The principal business of each of the Insight VIII Funds and ST LP is making private equity and related investments.  The principal business of IVPA VIII, L.P. is acting as the general partner of the Insight VIII Funds.  The principal business of IVPA VIII, Ltd. is acting as the general partner of IVPA VIII, L.P.  The principal business of ST GP is acting as the general partner of ST LP.  The principal business of IVM is acting as the sole member of ST GP and as the investment manager of the Insight VIII Funds and affiliated entities. The principal business of Holdings is acting as the sole shareholder of IVPA VIII, Ltd., the sole member of IVM, and as the shareholder or other interest holder of affiliated entities.
The Reporting Persons have entered into a Joint Filing Agreement, dated July 10, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.
None of the Reporting Persons nor any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

CUSIP No. 88770Q105	Page 13 of 18 Pages

Item 3.  Source or Amount of Funds or Other Consideration.
On January 30, 2014, the Insight VIII Funds acquired 5,519,998 shares of the Issuer’s Series E Preferred Stock (the “Series E Preferred Stock”). The Series E Preferred Stock was acquired for $7.24638 per share.
On June 11, 2014 the Insight VIII Funds acquired 244,884 shares of the Issuer’s Common Stock.  The Common Stock was acquired for $7.33 per share.
On July 24, 2015, the Insight VIII Funds acquired 681,199 shares of the Issuer’s Series F Preferred Stock (the “Series F Preferred Stock” and, together with the Series E Preferred Stock, the "Preferred Stock") and ST LP acquired 2,724,796 shares of the Issuer’s Series F Preferred Stock. The Series F Preferred Stock was acquired for $7.34 per share.
On June 26, 2017, the Company effected a one-for-six reverse split of the Issuer’s Common Stock and Preferred Stock.
The Series E Preferred Stock automatically converted into shares of Common Stock on a 3-for-1 basis immediately prior to the closing of the Issuer's initial public offering.  The Series F Preferred Stock automatically converted into shares of Common Stock on a 2.9999959-for-1 basis immediately prior to the closing of the Issuer's initial public offering.
The Common Stock and Preferred Stock was acquired with general working capital of the applicable Insight VIII Fund and ST LP.
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 5,335,075 Shares.
Item 4.   Purpose of Transaction.
The Insight VIII Funds and ST LP acquired the Shares for investment purposes.  The Reporting Persons expect to evaluate the Issuer’s financial condition, business operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis.  Accordingly, the Reporting Persons may, subject to the restrictions contained in the securities laws, dispose of some or all of the Shares or other securities in public or private transactions.  Any such transactions may be effected at any time and from time to time.
None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
Item 5.   Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to have shared dispositive and voting power with respect to 5,335,075 Shares, representing approximately 17.3% of the Shares issued and outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on June 30, 2017.  Each share of Common Stock is entitled to one vote. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person.
(b) Except as described herein, during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.
(c) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.
(d) Not applicable.

CUSIP No. 88770Q105	Page 14 of 18 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Each of the Insight VIII Funds and ST LP entered into a “lock-up” arrangement in connection with the IPO pursuant to which the Insight VIII Funds and ST LP have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, as such term is used in Rule 13d-3 of the Act, it or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters for a period of 180 days from the date of the Issuer’s prospectus.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.
The Insight VIII Funds and ST LP are parties to an investors’ rights agreement dated July 24, 2015.
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to Be Filed as Exhibits.
Exhibit 99.1
Joint Filing Agreement, dated July 10, 2017, by and among the Reporting Persons.

CUSIP No. 88770Q105	Page 15 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 10, 2017

Dated: July 10, 2017	INSIGHT VENTURE PARTNERS VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

Dated: July 10, 2017	INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

Dated: July 10, 2017	INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

Dated: July 10, 2017	INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 88770Q105	Page 16 of 18 Pages

Dated: July 10, 2017	STAR TRINITY, LP

By: Star Trinity GP, LLC, its general partner

	By:	/s/ Eric Goldstein
Name: Eric Goldstein
Title: Authorized Officer

Dated: July 10, 2017	STAR TRINITY GP, LLC

	By:	/s/ Eric Goldstein
Name: Eric Goldstein
Title: Authorized Officer

Dated: July 10, 2017	INSIGHT VENTURE ASSOCIATES VIII, L.P.

By: Insight Venture Associates VIII, Ltd., its general partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

Dated: July 10, 2017	INSIGHT VENTURE ASSOCIATES VIII, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 88770Q105	Page 17 of 18 Pages

Dated: July 10, 2017	INSIGHT VENTURE MANAGEMENT, L.L.C.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

Dated: July 10, 2017	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 88770Q105	Page 18 of 18 Pages

SCHEDULE A

As each of the Insight VIII Funds and ST LP is a limited partnership, it does not have Directors/Officers, but rather a general partner.  The general partner of each of the Insight VIII Funds is IVPA VIII, L.P.  The general partner of ST LP is ST GP.  As these general partner entities are limited partnerships or, in the case of ST GP, a limited liability company, they too only have general partners or, in the case of ST GP, a sole member.  The general partner of IVPA VIII, L.P. is IVPA VIII, Ltd.  The sole member of ST GP is IVM.  The sole shareholder of IVPA VIII, Ltd. and the sole member of IVM is Holdings.

The Directors/Officers of Insight Venture Associates VIII, Ltd. are:

•	Blair Flicker, Alternate Director, General Counsel, Vice President, Authorised Officer
•	Deven Parekh, Vice President, Authorised Officer
•	Mark Lessing, Chief Financial Officer, Vice President, Authorised Officer
•	Jeffrey Horing, Director, Authorised Officer
•	Peter Sobiloff, Authorised Officer
The Officers of Star Trinity GP, LLC are:
•	Jeff Horing, President, Authorized Officer
•	Deven Parekh, Vice President, Authorized Officer
•	Mark Lessing, Chief Financial Officer, Vice President, Authorized Officer
•	Blair Flicker, Secretary, General Counsel, Vice President, Authorized Officer
•	Eric Goldstein, Vice President, Authorized Officer
The Officers of Insight Venture Management, LLC are:
•	Jeffrey Horing, Managing Director
•	Deven Parekh, Managing Director
•	Peter Sobiloff, Managing Director
•	Michael Triplett, Managing Director
•	Jeffrey Lieberman, Managing Director
•	Mark Lessing, Managing Director, Chief Financial Officer
•	Ian Sandler, Managing Director, Chief Operating Officer
•	Blair Flicker, Managing Director, General Counsel
•	Eric Goldstein, Principal, Chief Compliance Officer, Deputy General Counsel
The Managers of Insight Holdings Group, LLC are:
•	Jeffrey Horing, Manager
•	Deven Parekh, Manager
•	Peter Sobiloff, Manager
•	Jeffrey Lieberman, Manager
•	Michael Triplett, Manager